WASTE TECHNOLOGY CORPORATION






March 12, 2009



Mr. Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010



Re:  Waste Technology Corp.
     Form 10-K for the Fiscal Year Ended October 31, 2008
     File No. 0-14443



Ladies and Gentlemen:

This letter responds to comments of the Staff of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated February 26, 2009, and received on February 27, 2009, regarding the Waste Technology Corp. Form 10-K for the fiscal year ended October 31, 2008 (the "2008 Form 10-K"). Please note that for the Staff's convenience, we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter.


Item 7. Management's Discussion and Analysis of Financial Condition and Results
-------------------------------------------------------------------------------
of Operation, page 8
--------------------

Results of Operations, page 8
-----------------------------

1. WE NOTE YOUR STATEMENT ON PAGE 3 THAT YOU ARE ATTEMPTING TO FOCUS YOUR EFFORTS ON SPECIALTY BALER SALES RATHER THAN GENERAL PURPOSE BALER SALES DUE TO BETTER PROFITABILITY WITH SPECIALTY BALERS AND THE BROADER GEOGRAPHIC MARKETS SPECIALTY BALERS SERVE. IN FUTURE FILINGS, PLEASE DISCLOSE THE AMOUNT AND/OR PERCENTAGE OF NET SALE THAT ARE GENERATED FROM GENERAL PURPOSE BALERS AND SPECIALTY BALERS.

     We acknowledge the Staff's comment and in future filings we will disclose the amount and percentages of net sales generated from specialty baler sales and general purpose baler sales. We would expect to revise our MD&A in future filings, in either narrative or tabular format, such as follows:

          In fiscal 2008 the Company had specialty baler sales of approximately $2,900,000, 22.7% of net sales and in fiscal 2007 specialty baler sales of approximately $3,177,000, 33.0% of net sales. During fiscal 2008, sales of general purpose balers increased to approximately $7,762,000, or 60.8% of net sales, as compared to general purpose baler sales of approximately $4,971,000, or 51.6% of net sales, in fiscal 2007.

Liquidity and Capital Resources, page 9
---------------------------------------

2. WE NOTE THAT ACCOUNTS RECEIVABLE, NET IS 20.1% AND 16.4% OF TOTAL CURRENT ASSETS AND TOTAL ASSETS, RESPECTIVELY, AS OF OCTOBER 31, 2008. AS SUCH, PLEASE INCLUDE AN ANALYSIS OF DAYS SALES OUTSTANDING FOR ACCOUNTS RECEIVABLE, NET FOR EACH PERIOD PRESENTED ALONG WITH AN EXPLANATION OF ANY MATERIAL VARIANCES. THIS DISCLOSURE WOULD PROVIDE INVESTORS WITH A BETTER UNDERSTANDING OF THE COLLECTIBILITY OF ACCOUNTS RECEIVABLE, NET.

     We acknowledge the Staff's comment and in future filings we will include an analysis of days sales outstanding, such as follows, and address material variances, if any:

          Average days sales outstanding (DSO) in fiscal 2008 were 29.8 days, as compared to 32.0 days in 2007. DSO is calculated by dividing the total of the month-end net accounts receivable balances for the year by 12, divided by the average days sales (annual sales / 365). The Company receives a deposit from its customers prior to shipment on many of its sales, thus reducing days sales outstanding.

3. WE NOTE THAT YOU BELIEVE YOUR CASH, LINE OF CREDIT, AND RESULTS OF OPERATIONS ARE SUFFICIENT TO FUND FUTURE OPERATIONS. IN THIS REGARD, WE NOTE THAT YOU HAVE $994,346 AVAILABLE UNDER YOUR LINE OF CREDIT AS OF OCTOBER 31, 2008. BASED ON THE CURRENT ECONOMIC ENVIRONMENT AND THE CREDIT CRISIS, PLEASE INCLUDE DISCLOSURE REGARDING THE AVAILABILITY OF THE FUNDS UNDER YOUR LINE OF CREDIT AND WHETHER YOU HAVE HAD ANY ISSUES WITH OBTAINING ADDITIONAL FUNDS FROM THE LENDERS. PLEASE ALSO DISCLOSE THE IMPACT TO YOUR SHORT-TERM AND LONG-TERM LIQUIDITY IF YOU ARE UNABLE TO DRAW ON YOUR LINE OF CREDIT. FINALLY, DISCLOSE THE STEPS YOU WOULD TAKE, IF YOU ARE UNABLE TO DRAW ON YOUR LINE OF CREDIT.

     We acknowledge the Staff's comment and in future filings we will include disclosure of our understanding of the availability of funds from the Company's line of credit, whether we have had any issues obtaining additional funds from the lender, and the impact to our short-term and long-term liquidity if we are unable to draw on our line of credit, including the steps we would take. This disclosure in future filings would include statements, such as follows:

          At the current time, our line of credit continues to be available and we have not had any issues obtaining additional funds from the lender. In the event that the Company's line of credit would not be available, we would pursue a line of credit from other sources, and take steps to minimize expenditures, such as delaying capital expenditures and reducing overhead costs.

Item 9A(T). Controls and Procedures, page 13
--------------------------------------------

4. WE NOTE YOUR DISCLOSURE THAT YOUR CHIEF FINANCIAL OFFICER CONCLUDED DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AT THE REASONABLE ASSURANCE LEVEL AS OF OCTOBER 31, 2008. PLEASE CONFIRM TO US THAT YOUR

     CHIEF EXECUTIVE OFFICER ALSO CONCLUDED THAT DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE AT THE REASONABLE ASSURANCE LEVEL AS OF OCTOBER 31, 2008. PLEASE ALSO CONFIRM THAT YOU WILL REVISE YOUR DISCLOSURES ACCORDINGLY IN FUTURE FILINGS.

     We acknowledge the Staff's comment and in future filings we will correct the omission of the Chief Executive Officer's conclusion of disclosure controls and procedures. The Chief Executive Officer did conclude that the Company's disclosure controls and procedures were effective as of October 31, 2008.

(2)  Summary of significant Accounting Policies, page F-6
---------------------------------------------------------

(j)  Warranties and Service, page F-8
-------------------------------------

5. IN FUTURE FILINGS, PLEASE REVISE YOUR DISCLOSURE TO STATE YOUR METHOD FOR ESTIMATING THE WARRANTY PROVISION. REFER TO PARAGRAPH 14.A. OF FIN 45 FOR GUIDANCE. PLEASE ALSO REVISE YOUR TABULAR PRESENTATION OF THE CHANGES IN YOUR WARRANTY PROVISION TO SEPARATELY PRESENT (A) THE AGGREGATE CHANGES IN THE LIABILITY FOR ACCRUALS RELATED TO PRODUCT WARRANTIES ISSUED DURING THE REPORTING PERIOD AND (B) THE AGGREGATE CHANGES IN THE LIABILITY FOR ACCRUALS RELATED TO PREEXISTING WARRANTIES (INCLUDING ADJUSTMENTS RELATED TO CHANGES IN ESTIMATES). REFER TO PARAGRAPH 14.B. OF FIN 45. FINALLY, WE NOTE YOUR WARRANTY PROVISION AND COSTS PAID DURING FISCAL YEAR 2008 SIGNIFICANTLY INCREASED AS COMPARED TO THE PROVISION RECOGNIZED AND COSTS PAID DURING FISCAL YEAR 2007. IN FUTURE FILINGS, PLEASE PROVIDE A DETAILED EXPLANATION FOR THE SIGNIFICANT INCREASE IN YOUR FOOTNOTE DISCLOSURE OR IN YOUR DISCUSSION OF YOUR RESULTS OF OPERATIONS WITHIN MD&A.

     We acknowledge the Staff's comment and in future filings we will revise our disclosure to state our method for estimating warranty accruals, we will expand our tabular presentation as required by paragraph 14.b. of FIN 45, and we will provide a detailed explanation for significant increases in our warranty accrual and / or costs paid during the fiscal year. We will revise our disclosure of warranty policy, such as follows:

          The Company warrants its products for one (1) year from the date of sale as to materials and six (6) months as to labor. The Company maintains an accrued liability for expected warranty claims. The warranty accrual is based on historical warranty costs, the quantity and type of balers currently under warranty, and known warranty issues.

          Following is a tabular reconciliation of the changes in the warranty accrual for the periods:

                                                         2008           2007
                                                      ----------     ----------
          Beginning balance                           $   58,059     $   86,147
          Warranty services provided                    (231,875)       (73,267)
          Warranties issued                              226,694         96,340
          Changes to preexisting warranty accruals        23,181        (51,161)
                                                      ----------     ----------
          Ending balance                              $   76,059     $   58,059
                                                      ==========     ==========

     We will expand our MD&A, such as follows:

          The increase in warranty expense in 2008 was the result of the increased quantity of auto-tie balers sold (19 in 2008 vs. 7 in 2007) and a variety of warranty issues associated with these balers, as well as warranties on other equipment sold.

6. WE NOTE YOUR STATEMENT, "WARRANTY PARTS SHIPMENTS AND WARRANTY SERVICE REPAIRS ARE EXPENSED AS THEY OCCUR AND THE COMPANY MAINTAINS AN ACCRUED LIABILITY FOR EXPECTED WARRANTY CLAIMS." PLEASE EXPLAIN TO US WHAT YOU MEAN BY THIS STATEMENT. IT IS UNCLEAR WHY YOU WOULD NEED TO EXPENSE WARRANTY COSTS AS THEY OCCUR, IF YOU ARE ALSO ACCRUING FOR EXPECTED WARRANTY CLAIMS.

     We acknowledge the Staff's comment and in future filings we will revise this statement based on our response in #5 above.

In addition, as requested in your letter dated February 26, 2009, the Company hereby acknowledges:

o that it is responsible for the adequacy and accuracy of the disclosure in the filing;

o that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at
(904)358-3812.


Sincerely,

WASTE TECHNOLOGY CORP.

Roger Griffin
President and Chief Executive Officer